UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure:This document is submitted and not filed and contains a press release dated September 8, 2009.

press release

8 September 2009

Deutsche Telekom and France Telecom plan to merge T-Mobile UK and Orange UK to create a new mobile champion

London, Bonn and Paris, 8 September, 2009: Deutsche Telekom and France Telecom today announce that they have entered into exclusive negotiations to combine T-Mobile UK and Orange UK in a new 50:50 joint venture company.

The new joint venture will create the UK’s leading mobile operator. It will have a combined mobile customer base of around 28.4 million, representing approximately 37 percent of UK mobile subscribers*, based on figures at end December 2008. By integrating Orange’s broadband activities, the joint venture will also have the capabilities to offer convergent solutions to its customers in the future. The business will have pro forma 2008 revenues of approximately €9.4 billion (£7.7 billion) and EBITDA of €2.1 billion (£1.7 billion)**.

This combination will bring substantial benefits to UK consumers. It will result in expanded network coverage and enhanced indoor and outdoor network quality for 2G and 3G services, as well as better customer proximity through a larger network of own shops and improved customer services. The combination will place the joint venture in a better position to invest in innovative new services and to exploit new technologies. The new enlarged business will also be able to compete more effectively with the other two large mobile operators in the market.

Timotheus Höttges, CFO of Deutsche Telekom, said: “We will become market leader - our customers will benefit in many ways, for example from the best mobile broadband offer in Britain. In the second-biggest market in Europe, which is undoubtedly one of the toughest and most competitive, we are giving T-Mobile UK a clear and strong future. And, with our partnership, we have taken the most value enhancing strategy for Deutsche Telekom and its shareholders.”

Gervais Pellissier, CFO of France Telecom said: “By combining our operations in the UK, we anticipate the long-awaited consolidation in one of Europe’s most competitive markets, thereby creating a well positioned player. This will reinforce fair competition and will provide strong benefits for our customers through improved coverage, quality of service and an enhanced capacity to develop new services and technologies. Our shareholders will benefit from higher profitability and an immediate cash flow per share accretion without impacting the overall indebtedness of the parent companies.”

The merger and integration of T-Mobile UK with Orange UK should generate estimated synergies with a net present value in excess of €4.0 billion (£3.5 billion).

* Customer figures for T-Mobile UK excluding Virgin Mobile customers.

** Exchange rate for pro forma figures based on average exchange ratio for 2008 of €1.25/£. All other financials based on actual exchange ratio of €1.14/£.

Estimated opex-based synergies should reach an annual run rate of over £445 million from 2014 onwards.

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The key areas for the opex synergies of the joint venture are:

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Network & IT: Large-scale site rationalisation leading to significant savings notably in site rental expenses, network operations and maintenance expenses

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Distribution and Marketing: Higher proportion of sales through own shops, resulting in lower distribution costs; a reduction in the combined number of stores and savings in marketing costs primarily post roll-out of a new branding strategy

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Other cost savings: Potential to reduce general and administration costs; eliminate duplication in core support functions; optimise the workforce notably in customer service, network and G&A operations

To achieve these opex synergies, the joint venture would expect to invest £600 to £800 million in integration costs over the period from 2010 to 2014. Those costs would primarily relate to the decommissioning of mobile sites, the rationalisation of the network of retail stores and the streamlining of operations.

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On the capex side, large scale savings are expected over the first five years following completion of the transaction, resulting from the integration and unification of the networks and from jointly expanding 3G coverage. The potential for capital expenditure savings, net of integration capex, is estimated at £620 million on a cumulative basis over 2010-2014, prior to stabilising at approximately £100 million a year from 2015 onwards.

These benefits will result in significantly improved operational performance, with long term EBITDA margin expected to be superior to those of the current market leaders thanks to size effects and with capex efficiency expected to be best in class.

To create the new joint venture, Deutsche Telekom would contribute T-Mobile UK on a cash-free, debt-free basis, including T-Mobile UK’s 50 percent holding in its 3G network joint venture with Hutchison and gross tax losses carried forward of at least £1.5 billion. France Telecom would contribute the whole of Orange UK including £1.25 billion of intra-group net debt in order to equalize the value of the contributions to the joint venture. Immediately after closing Deutsche Telekom would grant a £625 million shareholder loan to the joint venture, which would be used to simultaneously reimburse £625 million to France Telecom. As a result, the joint venture would have indebtedness of £1.25 billion, represented by two shareholder loans of £625 million held by each of Deutsche Telekom and France Telecom.

The Board of the new joint venture company will have balanced representation from Deutsche Telekom and France Telecom. The management team would be led by Tom Alexander, currently CEO of Orange UK, as CEO and Richard Moat, currently CEO of T-Mobile UK, as COO. The governance of the joint venture would attribute extensive operational decision-making to the management team.

The T-Mobile UK and Orange UK brands will be maintained separately for 18 months after completion of the transaction. During that period management will review branding alternatives for the joint venture and will develop a new branding strategy recommendation for shareholder approval.

This transaction is expected to create substantial value for both shareholders and to be accretive from 2010 in terms of free cash-flow per share and from 2011 in terms of earnings per share. Both Deutsche Telekom and France Telecom would recognise their respective interest in the joint venture using the equity method after closing. It is planned that the joint venture will distribute 90 percent of its free cash flow to its two shareholders.

Prior to the signing, which is expected to be end of October, both Deutsche Telekom and France Telecom will undertake confirmatory due diligence and will complete the definitive documentation. The final agreement is subject to the approval of the Supervisory Board of Deutsche Telekom and the Board of Directors of France Telecom, and the completion of an agreed transaction would be conditional on approval by the relevant competition authorities.

About Deutsche Telekom

Deutsche Telekom is one of the leading integrated telecommunications companies worldwide with around 150 million mobile customers, around 40 million fixed-network lines and more than 17 million broadband lines (as of June 30,2009). The group is present in around 50 countries throughout the world with approximately 261,000 employees (as of June 30, 2009). In the first half of 2009 Deutsche Telekom generated more than half of its revenues of EUR 32.1 billion outside of Germany. Major subsidiaries in Europe include the integrated telecommunications providers OTE in Greece, Magyar Telekom in Hungary, T-Hrvatski Telekom in Croatia and Slovak Telekom in Slovakia. Regarding mobile communications, the Group has subsidiaries in Germany, the USA, the United Kingdom, Greece, the Netherlands, Austria, Poland, Czech Republic, Croatia, Hungary, Slovakia, Romania, Bulgaria, FYROM and Montenegro.

Deutsche Telekom operates three product brands: T-Home provides state-of-the-art fixed-network infrastructures, fast internet access, and innovative multimedia services such as IPTV. T-Mobile, one of the world's leading mobile service companies, provides a comprehensive portfolio of mobile voice and data services in Europe and the United States, as well as mobile broadband services, T-Mobile is exclusive partner for the Apple iPhone in Germany, The Netherlands, Hungary and Croatia. In addition, T-Mobile markets the iPhone in a further eight European countries. T-Systems, the business customer operation of Deutsche Telekom, offers integrated ICT solutions to multinational corporations.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (25.5 billion euros in the first half of 2009) and, at 30 June 2009, a customer base of 186 million customers in 32 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 124.5 million customers. At the first half of 2009, the Group had 125.5 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

About T-Mobile UK

T-Mobile is one of the world’s largest mobile operators with more than 148 million customers worldwide and is the service provider of choice for 12.0 million customers in the UK*. T-Mobile offers a range of innovative products and services, such as Solo, the SIM-only plan Combi, a traditional minutes and text package, and Flext, the UK’s first flexible tariff. T-Mobile continues to innovate with new devices such as the UK’s first Android™-based smart phone, the T-Mobile G1, now with over 1,000 available applications. T-Mobile has pioneered the mobile internet, and operates an award-winning 3G network with speeds of up to 4.5Mbps.

*customer figure for T-Mobile UK excluding Virgin Mobile customers

About Orange UK
In the UK, Orange provides high quality GSM coverage to 99% of the UK population. At the end of July 2009, Orange had almost 17 million customers in the UK – 15.9 million active mobile customers and close to one million fixed broadband customers.
Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

Deutsche Telekom Disclaimer

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These also include statements on market potential, statements on finance guidance, as well as on the dividend outlook. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook" or similar expressions and often include information that relates to net revenue expectations or targets for adjusted EBITDA, profit or loss, earnings performance and other indicators, as well as personnel-related measures and workforce adjustments. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments – for example, the current economic slump – in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be met. Deutsche Telekom does not assume any responsibility for updating forward-looking statements by taking new information or future events or other matters into account. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, including EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net profit, free cash flow, gross debt, and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website [www.telekom.com] under the link "Investor Relations."

France Telecom Disclaimer

This press release contains forward-looking statements that reflect the current views of the management of France Telecom S.A. (“France Telecom”) with respect to future events. They include, among others, statements as to market potential, synergies and financial guidance.  They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, EBITDA, earnings, capital expenditures, operating expenses, synergies, profitability or other performance measures, as well as personnel related measures and reductions. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond France Telecom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Document de Référence filed with the French Autorité des marchés financiers. Among the relevant risk factors are the progress of any regulatory approvals, restructuring of operations, and impact of other significant strategic or business initiatives, including network and IT rationalization, distribution streamlining and other cost-saving initiatives. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and supervisory developments, among other factors, may have a material adverse effect on costs and revenue development. Further, changes in general economic and business conditions, including the significant economic decline currently underway, in the markets in which France Telecom and the proposed new joint venture operate and ongoing instability and volatility in worldwide financial markets; changes in exchange and interest rates, may also have an impact on our business development and availability of capital under favorable conditions. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, France Telecom’s actual results, and the actual results of the proposed new joint venture, may be materially different from those expressed or implied by such statements. France Telecom cannot offer any assurance that its expectations or targets will be achieved. France Telecom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. France Telecom does not reconcile EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, France Telecom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to France Telecom’s results.

In addition to figures prepared in accordance with IFRS, France Telecom presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net income, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to France Telecom’s Investor Relations webpage at www.francetelecom.com.

A conference call for investors and journalists will be held at 8:30 (GMT) to present the details of this operation.

To participate in this conference, dial:

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from France: 01 70 99 42 83 or 01 71 23 08 27

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from the United Kingdom or any other country: +44 (0) 20 7138 0840

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dial-in code: 6437899

A replay of this conference will also be available for 7 days from the following numbers:

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from France: 01 74 20 28 00

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from the United Kingdom or any other country: +44 2079 847 578 dial-in code: 6437899

Deutsche Telekom AG Corporate Communications Tel.: +49 (0) 228 181- 4949 E-mail: presse@telekom.de Further information is available for journalists at www.telekom.com/media

France Telecom Press Contacts Corporate Press Office: +33 1 44 44 93 93 Béatrice Mandine: beatrice.mandine@orange-ftgroup.com Bertrand Deronchaine: bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 8, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer